Filed Pursuant To Rule 433

Registration No. 333-180974

May 23, 2012

World Gold Council

Gold Demand Trends

First quarter 2012

Embargo: Not for release before 17 May 2012, 06.00 hrs GMT

May 2012

www.gold.org

Overview

First quarter global gold demand totalled 1,097.6 tonnes worth an estimated US$59.7bn. Demand in the jewellery and technology sectors declined in response to higher average prices, outweighing a rise in demand for ETFs and similar products.

Central banks remained significant net purchasers of gold, albeit to a lesser extent than in Q1 2011. Read more…

Contents

Overview 02

Turkey: a reawakening 04

Global gold market –

first quarter 2012 review 12

Jewellery 13

Technology 15

Investment 16

Official sector 19

Supply 20

Gold demand statistics 22

Historical data for gold demand 28

Appendix 29

Turkey: a reawakening

Turkey has long played a key role in the global gold market. We look at the history behind the Turkish gold market, as well as recent developments and the likely impact these will have on future demand for gold.

Read more…

Global gold market –

first quarter 2012 review

A year-on-year decline in gold demand partly reflects the strength of the Q1 2011 base period, particularly in the investment sector. Gold supply was 5% above year-earlier levels due to modest growth in mine production and recycling.

Read more…

Contributors

Eily Ong eily.ong@gold.org

Louise Street louise.street@gold.org

Johan Palmberg johan.palmberg@gold.org

Juan Carlos Artigas juancarlos.artigas@gold.org

Marcus Grubb

Managing Director, Investment marcus.grubb@gold.org

Gold demand by category in tonnes and the gold price (US$/oz)

Tonnes, US$/oz

1,800 1,600 1,400 1,200 1,000 800 600 400 200 0

-200

Q1’09 Q3’09 Q1’10 Q3’10 Q1’11 Q3’11 Q1’12

Jewellery

Technology

Investment

Official sector purchases

London PM fix (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Overview

At 1,097.6 tonnes, first quarter global gold demand was 5% below the near-record levels seen in Q1 2011. With average prices materially higher than the same quarter in 2011, this equated to a value of US$59.7bn, 16% higher year-on-year. Demand for gold in the jewellery and technology sectors declined in response to US$ prices that were, on average over the quarter, 22% above year-earlier levels.

Growth in the investment sector was led by an increase in demand for ETFs and similar products, although demand for gold bars and coins moderated in comparison with the exceptionally strong result in Q1 2011. Central banks made a solid contribution to demand, albeit lower than the very strong net inflows of Q1 2011.

ETFs and similar products were the beneficiary of solid inflows during the quarter, as investors almost completely reversed the net profit-taking of Q1 2011 with 51.4 tonnes of net demand. Active buying interest during the first two months of the quarter tailed off during March as the gold price stabilised within a range and investors responded by moving to the sidelines.

India’s gold market experienced a disruptive quarter, with legal and regulatory developments culminating in a well-publicised national strike among jewellers. Demand in both the jewellery and investment sectors was affected as consumers and the trade sought to digest the implications of a change to the tax treatment of gold. Weakness and volatility in the rupee gold price added to consumers’ reluctance to increase their volume purchases of gold. The second quarter is likely to see something of a normalisation of investment demand as consumers adjust to higher import taxes and bullion dealers rebuild their stocks.

However, high local prices and the fact that there are fewer auspicious days in the Hindu calendar will likely keep a lid on jewellery demand in this key market.

Gold demand in China expanded to record levels in the first quarter of 2012. Total consumer demand in China bucked the global trend by surging 10% to reach a new quarterly high of 255.2 tonnes. Further growth is expected: investors remain wary of high inflation rates; and property market restrictions continue to drive demand for gold among investors seeking access to real assets. Jewellery continues to reap the benefits of rising income levels, however, we forecast that demand will remain on a more moderate growth path as the market matures and economic growth decelerates.

Gold Demand Trends | First quarter 2012

As predicted in previous issues of Gold Demand Trends, investment demand in the European markets remained strong, within the higher range established since the onset of the global economic crisis. Despite negative year-on-year comparisons for investment demand in the region, consumers are sustaining demand for gold bars and coins at considerably higher levels than has historically been the norm. We expect this to continue, particularly as demand begins to take root and flourish in some of the smaller, satellite markets in the region.

Central banks continued to buy gold; net purchases recorded during the quarter amounted to 80.8 tonnes, accounting for around 7% of global gold demand. Central banks from a diverse group of countries added to the overall gold holdings of the official sector, with a number of banks making sizable purchases. Diversification requirements and growth in the foreign exchange reserves of a number of countries point towards a continuation of this trend.

Important note

Effective from this issue of Gold Demand Trends, our data model has been adapted to incorporate official sector purchases as an element of gold demand. We are confident that net purchasing of gold by the official sector is now an established trend, which is likely to remain in place for the foreseeable future. The data series ‘Official sector sales’ has therefore been removed as a negative element of the supply table.

02_03

Turkey: a reawakening

Turkey is an important gold market, both in terms of global gold exports and local demand. Today the country’s gold jewellery demand is ranked fifth in the world and it is the eighth largest market for retail investment at 63.8 tonnes and 72.9 tonnes respectively. Its gold jewellery exports contributed nearly US$1.8bn to Turkey’s trade balance last year.

We believe around 5,000 tonnes of gold (worth US$271.8bn or TRY476.5bn) 1 has been accumulated in homes in Turkey. It is also one of the top-ranked markets for gold consumption intensity, at 2.1 gram (gm) per capita, behind countries such as United Arab Emirates (UAE) of 7.0gm and Hong Kong of 2.3gm in 2011.

Turkey’s total gold demand rose 32.6% to reach 143 tonnes in 2011, although this level is only around half of the peak of 249.3 tonnes achieved in 2007. The sharp decline in Turkish gold demand from 2008 to 2009 was due to the impact of the global financial crisis, local recessionary pressures and slow economic growth in the country.

Gold demand in Turkey is expected to continue its recovery path, with particular strength in investment, aided by various new developments in the country’s gold industry such as campaign initiatives by government targeting gold jewellery as collateral and various gold investments and savings products promotion in Turkey.

Traditionally, gold is seen as both an adornment and an investment vehicle in the local community. According to a recent government report on the Turkish jewellery trade, Anatolia, an eastern region of Turkey, is a place where jewellery has been produced for 5,000 years and which houses the oldest jewellery art in history.2 Today there are about 5,000 gold producers and 35,000 retail outlets in the country.

Chart 1: Turkey gold demand in tonnes and the gold price in TRY/oz

Tonnes TRY/oz

300 3,500

3,000 250

2,500 200

2,000 150 1,500

100

1,000

50

500

0 0 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 Investment Jewellery Gold (TRY/oz) Source: LBMA, Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

1 Values are calculated based on Q1 2012 London PM fix average gold prices of US$1,690.57.

2 The Republic of Turkey Ministry of Economy’s Gold Jewellery Report, 2012. See www.economy.gov.tr

Gold Demand Trends | First quarter 2012

Istanbul is the centre for gold jewellery production, although production in Ankara and Izmir is also extensive. The Grand Bazaar, constructed in 1461, with its surrounding areas, is still the heart of the Turkish gold jewellery sector. More than 500 years later, a complex in Istanbul called "Kuyumcukent" in Turkish (or known as "The Goldsmiths' City") also began to produce gold jewellery. Currently, Kuyumcukent is the largest integrated goldsmith centre in the world and has around 2,500 production units and shops.

Before 1983, exporting gold jewellery was prohibited in Turkey. This ban was lifted in 1983 although gold bullion imports were still prohibited. Two years later, the Turkish Central Bank (TCMB) gained the right to import gold. Further deregulation of the Turkish gold market ended the TCMB's monopoly with the amendments to decree No.32 concerning the Protection of the Value of Turkish currency in 1993. These measures fully liberalised the gold market, resulting in the rapid growth of the sector.

The establishment of the Istanbul Gold Exchange (IGE) in 1995 was a key event in channelling gold into the financial system, by allowing gold trading within one organised market. The authority to import gold was given to members of the IGE in addition to TCMB, allowing local gold prices to fall into line with international gold prices. In February 2002, the Istanbul Gold Refinery (IGR) started its gold recycling and bullion fabrication operations and is one of the key players in the Turkish gold investment sector.

Gold remained top Turkish investment choice

In 2011, for the first time, gold investment in Turkey accounted for the lion's share of the country's total consumer demand. The sector accounted for nearly 51% of domestic consumer gold demand compared to an average 29% share from 2006 to 2010, inclusive.

The gold price has risen in all major currencies in recent years; in Turkish lira terms the price increased 216% between May 2007 and April 2012. Much of this increase was on the back of concerns regarding the european sovereign debt crisis as Turkey is a major trading partner in the region. Inflationary pressures and lacklustre performance of other financial assets contributed to the rise. Turkish retail investment in gold coins and bars rose substantially from 40.5 tonnes in 2010 to 72.9 tonnes in 2011 (up 80% year-on-year). We expect this level of investment demand to rise further despite recent gold price performance.

Chart 2: Turkey gold demand by sector (%)


%
TRY/oz
100
90
80
70
60
50
40
30
20
10
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Investment
Jewellery
Gold (TRY/oz)

Source: LBMA, Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

04_05

Gold’s unique properties as an asset, its relative safety and liquidity, and its diversification properties (such as low volatility and low or negative correlations to other main financial assets), have ensured that it has remained a popular investment vehicle in Turkey. A recent annual survey by MasterCard Worldwide on the spending and saving habits in Turkey showed that gold remained one of the top investment options for local investors (at 23%) behind real estate (25%), as both asset classes are believed by the local investors to be safer and to provide greater returns than bank deposits.

In the past the only way to invest in gold apart from jewellery was by purchasing gold coins. These coins come in various denominations, with weights of between 1.75 grams and 36.0 grams. Gold coin purchases used to be the most popular method of investment and women were the primary gold investors. The recent increase in the variety of gold investment tools has drawn the attention of investors, with men also now showing an interest in participating in gold coin or bar investment. 2011 witnessed an overall record-high coin demand over the last decade reaching 58.9 tonnes, up 65.4% or 23 tonnes year-on-year. Gold bar investment also reached a new peak at 14 tonnes, up 218% or 10 tonnes year-on-year in 2011. Recently, there have been many gold banking products created to meet the increasing domestic demand for more gold related instruments. People are being encouraged to use the banking system for their gold investment transactions to draw private holdings, what are known as “under-the-pillow” savings in to the economy.

Chart 3: Gold in various key currencies (4 May 2007=100)

Index level

400 350 300 250 200 150 100

50

05/2007 05/2008 05/2009 05/2010 05/2011 Turkish lira euro Chinese renminbi Indian rupee US dollar Source: LBMA, Thomson Reuters Datastream, World Gold Council

Performance %* Volatility %* Correlation

5 years 3 years 1 year 5 years 3 years 1 year 5 years 3 years 1 year

Gold 143% 89% 13% 21% 17% 21% 1.00 1.00 1.00

ISE 100 36% 116% -8% 31% 26% 26% 0.04 0.11 0.14

ISE 30 31% 105% -9% 33% 27% 28% 0.05 0.10 0.13

ESTX50 -43% 10% -17% 28% 24% 29% 0.02 0.18 0.16

S&P 500 -3% 64% 6% 24% 19% 21% 0.03 0.29 0.22

DJIA 5% 63% 7% 22% 17% 20% 0.00 0.28 0.23

DFM -57% 2% 6% 32% 27% 19% -0.03 0.05 0.12

*Annualised returns and standard deviations of weekly log returns; data to 30 March 2012. Note: ISE 100 = Istanbul Stock Exchange 100, ISE 30 = Istanbul Stock Exchange 30, ESTX50= Euro Stoxx 50, S&P 500 = Standard & Poor’s 500 Index, DJIA = Dow Jones Industrial Average, DFM = Dubai Financial Market.

Source: Bloomberg, World Gold Council

Gold Demand Trends | First quarter 2012

With the increase in focus on the various attributes of gold generated by the global financial crisis, banks realised a need to diversify their retail gold investment product offerings. The development of new products started with gold accounts, where retail investors would accumulate gold in their accounts usually physically backed but not allocated. One of the most important aspects that made gold investment very attractive is that 24-carat gold transactions are tax-free and the physical delivery of these accounts would be with a small built-in commission. Now there are about 18 different gold investment instruments available in Turkey and Kuveyt Turk Bank is the bank that has the most diversified range of products.

The range of products on offer today vary from funds to gold deposit accounts, gold cheques, gold credits (bank lending facilities for members of the jewellery trade), gold transfers (a facility for transferring gold between bank accounts), gold gram accounts, and protected capital gold backed gold funds. Currently, it is estimated that total gold deposits in the banking sector have reached approximately TRY14.3bn.

Apart from physical gold accumulation accounts, the most popular tool amongst investors in the gold banking system is the Istanbul Gold B Type Gold Exchange Traded Funds (GLDTR),

which is an exchange traded fund (ETF) incorporated in Turkey where the fund invests in physical gold that is stored at the IGE. According to the IGE, demand for ETF gold-backed funds increased from 8.2 tonnes in 2010 to 15.8 tonnes in 2011 with a total value of US$0.8bn.

ATM-related physical gold purchasing is also a big development in Turkey, which has been the first country globally to adopt the concept. This is a new and exciting trend that will be followed more closely as it gains universal acceptance.

Gold investment in Turkey is expected to remain strong. The new local campaigns aimed at promoting gold products are expected to increase investment demand for Turkish gold bullion and bars. Where gold coin and bars used to be the small investors’ route to investing in gold, now Turkish banks have followed suit with a new and improved range of products enabling access to gold. It is estimated that banks in the country are holding US$8.2bn worth of gold-related deposit accounts and US$1.0bn worth of gold-related investment funds.

Chart 4: Turkish bar and coin demand in tonnes and the gold price (TRY/oz)

Tonnes TRY/oz

70 60 50 40 30 20 10 0

3,500

3,000

2,500

2,000

1,500

1,000

500

0

2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 Bar Coins Gold (TRY/oz)

Source: Thomson Reuters GFMS, LBMA, Thomson Reuters Datastream, World Gold Council

06_07

Jewellery demand on road to recovery

The impact of the global financial crisis saw Turkey’s gold jewellery demand fall 51% in 2009 to 75.2 tonnes. Since then, its jewellery industry has broadly stabilised, despite higher prices, as consumers appear to have adjusted their price expectations. It is interesting to highlight that its jewellery demand per capita has doubled from its low at 0.4 gram in 2009 to 0.8 gram in 2011. Domestic gold jewellery demand recovered from 67.4 tonnes in 2010 to 70.1 tonnes in 2011 (up 3.6% year-on-year).

Turkey has three main carat (K) orientations – 14K (also described as fantasy pieces and heavily designed as pieces for daily wear); 18K (the second most popular carat only used with diamonds and precious stones with designs varying from very modern to highly oriental or Ottoman pieces); and 22K (very traditional and only used in weddings or as a method of saving). A recent survey conducted by the World Gold Council in 2011 revealed that Atasay, Altinba and Koçak Gold are the most recognised Turkish gold brands. These were also the first brands to launch gold jewellery advertising campaigns in the country.

Turkish consumers regard gold jewellery as representing an investment as well as serving an ornamental purpose. The Turkish woman starts her love affair with gold jewellery at a young age when she is taught by her mother that this is her wealth preservation asset. However, she does not get to truly enjoy the depth of this love affair until she begins earning her own income or gets married. This cycle starts with 14K that is gifted by her parents and then graduates to 18K or 22K jewellery depending on her socio-economic status and geographic location. The need to show off heavier, more expensive gold pieces does not start until marriage and thus the younger generation usually prefers lighter pieces (such as necklaces and bracelets) of 14K.

Gold jewellery is perceived as a value symbol (embodying both financial and emotional values) for the Turkish bride, and as part of the tradition a bride has a right to ask for wedding and gold jewelleries, all of which will belong to her. Wedding jewellery traditions and rituals differ from place to place. Eastern parts of Turkey rely more heavily on yellow gold and authentic pieces than does the western part of the country.

Chart 5: Gold jewellery demand per capita in Turkey and the gold price (TRY/oz)

Gram per capita

1.0

0.9 0.8 0.7 0.6 0.5 0.4 0.3 0.2 0.1 0.0

2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

TRY/oz

3,500 3,000 2,500 2,000 1,500 1,000 500 0

Jewellery demand per capita

Gold (TRY/oz)

Source: LBMA, Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2012

Today the trend among the younger generation has shifted to bracelets made of fabric where the centre piece is gold; or 14K necklaces with engraved names. In the aftermath of the global economic crisis, consumers became more prudent, preferring 22K pieces in light of the rise in gold prices. Although the local market tried to offer lower carat such as 8K, it has been considered among consumers to be an unwise choice and the attempted move to lower caratage ended in failure. Even 14K has lost some market share to 22K jewellery. Jewellers managed to mitigate the higher gold price and tighter customer budget by producing the same design with a lower weight; for example, a 22K 45-50 gram bangle will be produced as a 30 gram piece but with same feature design.

The Turkish gold jewellery industry also enjoys high volumes of sales to foreigners visiting Turkey. According to the Export Promotion Centre of Turkey, exports and sales made to tourists in the domestic market together constitute 70% of the industry’s total output. Exports of gold jewellery are a very important part of the Turkish economy. According to data from the Istanbul Minerals and Metals Exporters’ Associations (IMMIB), gold represented almost 85% of total Turkish jewellery exports in 2011. According to Ministry of Economy data, the main markets for Turkish gold jewellery exports are UAE, Iraq, Kazakhstan, Russia, USA, Lithuania, Germany, Italy and Northern Africa.

Turkey imported on average around 111.3 tonnes between 2007 and 2011. Its gold imports have been steadily recovering since they fell to 38 tonnes in 2009 (or US$11.9bn) in line with the decline in consumer demand when the global crisis struck in 2008/09, based on Turkey’s Ministry of Economy and IGE data. In 2010, a significant improvement was witnessed due to higher gold demand with a total of 42 tonnes or US$16.5bn of gold imports and in 2011 that number rose by 37.7 tonnes to 79.7 tonnes (US$40.3bn) .3 IGE forecasts around 70 tonnes of gold will be imported in 2012.4

Chart 6: Turkish gold jewellery exports in US$mn, gold imports in tonnes and the gold price in US$/oz (index 2002=100)

Index level

600 500 400 300 200 100

0

2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Turkey gold jewellery exports Turkey gold imports Gold (US$/oz)

Source: Istanbul Gold Exchange, LBMA, Ministry of Economy, World Gold Council

3 Values are calculated using the average 2009, 2010 and 2011 London PM fix gold price of US$972.35, US$1,224.52 and US$ 1,571.52 respectively.

4 Thomson Reuters GFMS, 5 October 2011.

08_09

As described in the previous section, the Turkish government started a new campaign initiative aimed at bringing ‘under-the-pillow’ savings into the economy, by enabling gold jewellery to be used as collateral and reducing the margin of loss suffered by the consumer when selling jewellery. The certified jeweller will give a certificate to the customer who can go to the bank and open a bank account with the certificate. For example, a woman could place her gold bangles as collateral into the custody of a jeweller who then provides a gold certificate. The gold certificate could be used to open a gold-linked savings account. This gives the jeweller the ability to store the gold while placing the funds in a bank account. If she wants to retrieve one of her bangles at a later date, she can obtain a certificate of payment from the bank, which she provides to her jeweller, who will return the item. The jeweller will get a small percentage of service and the bank will support the jeweller by offering credit support.

Domestic supply continues to fall

Turkey’s total gold supply from domestic mine production and recycled gold peaked in 2009 at 231.8 tonnes, since when it has declined sharply. Supply fell significantly by 29% year-on-year to 98.6 tonnes in 2011, compared to 139.1 tonnes recorded in 2010 due to recycled gold.

During 2011, Turkey’s recycled gold volumes were down by nearly 39% year-on-year to 74 tonnes. This hefty reduction of 48.0 tonnes occurred in the face of the average annual Turkish lira gold price rising over 33.7%, illustrating that recycling activity is not a pure function of the gold price. The decline in the supply of recycled gold is reflective of a number of factors, including a decline in near-market supplies, expectations of further price rises and a recovery in the global, and domestic, economic environment. The recent reduction in supply of gold from recycling has more than offset the rise in domestic mine production of 7.5 tonnes.

Chart 7: Turkish gold supply in tonnes and the gold price (TRY/oz)

Tonnes

250

200

150

100

50

0

2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

TRY/oz

3,500 3,000 2,500 2,000 1,500 1,000 500 0

Mine production

Recycled gold

Gold (TRY/oz)

Source: LBMA, Thomson Reuters Datastream, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2012

Turkey’s gold mine production has risen for seven consecutive years, hitting a new record high at 24.6 tonnes in 2011 (up 43% year-on-year) compared to 17.1 tonnes in 2010. However, the country may need to increase imports to meet further recovery in Turkish gold demand and declining recycled gold flows.

Central bank official gold holdings increase

According to the International Monetary Fund (IMF), the Turkish central Bank (Türkiye Cumhuriyet Merkez Bankasi or TCMB) increased its gold reserves by 79 tonnes to 195.3 tonnes during 2011, from 116.1 tonnes the year prior. In order to strengthen the build-up of gold reserves and to provide flexibility in the Turkish banking system’s liquidity management, TCMB announced in October 2011 that up to 10% of the reserve requirements maintained for Turkish lira liabilities would be allowed to be maintained as “standard gold”. As of the end of March 2012, the TCMB increased the amount of gold that could qualify for reserves to 20%.5

Since the start of the year, Turkey has reported an increase of 14.3 tonnes to its official gold holdings, raising the total to 209.6 tons. The increase helped push Turkey’s gold as a percentage of total reserves from 6% at the beginning of 2011 to 12% at the end of March 2012.

Outlook

Recent developments in the Turkish gold industry are likely to have positive longer-term implications for this important market. Gold as an asset class has performed impressively over the past decade, both in Turkey and internationally. The new initiatives from the local government and commercial banks reinforce our view that there is huge potential for gold investment to increase among Turkish consumers, in a market with tight domestic supply and where gold plays a vital role in the Turkish culture.

Chart 8: Turkish central bank gold reserves

Tonnes

250 200 150 100 50 0

2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

%

-12

-10

-8

-6

-4

-2

0

Gold reserves

Gold as % of total reserves (rhs)

Note: Gold has been added to Turkey’s balance sheet as a result of a new policy accepting gold in its reserve requirements from commercial banks.

Please see this link for information on this policy action http://www.tcmb.gov.tr/yeni/announce/2011/ANO2011-50.htm

Source: IMF IFS, World Gold Council

5 Türkiye Cumhuriyet Merkez Bankasi, see http://www.tcmb.gov.tr/yeni/eng/

10_11

Global gold market –

first quarter 2012 reivew

First quarter gold demand of 1,097.6 tonnes, while in line with the average of the preceding eight quarters, was 5% down on Q1 2011. Reduced levels of demand for gold in the jewellery, technology and official sectors more than offset growth in gold investment demand.

The value measure of gold demand was 16% higher year-on-year at US$59.7bn, 11% below the record from Q3 2011 of US$67.1bn. The average gold price of US$1,690.57 was 22% higher than the average of Q1 2011. In value terms, virtually all sectors of gold demand posted year-on-year increases, with the exception of physical bar demand, which was broadly flat, and the official sector, where purchasing activity was below Q1 2011’s exceptional levels.

Investment demand was the only sector of the gold market to register year-on-year growth in the first quarter, which was led by solid demand for ETFs and similar products. Inflows into the sector of 51.4 tonnes almost cancelled out the 62.1 tonnes of net outflows in Q1 2011. Demand for medals and imitation coins, which is dominated by Indian demand, grew by 7%, although remained very modest at 26.6 tonnes.

The other areas of investment demand were unable to sustain the lofty levels seen in Q1 2011, a time when bar and coin investment surged on increasing inflation concerns in a number of countries, Europe’s sovereign debt crisis and the unfolding of events in the Middle East which quickly snowballed into the ‘Arab Spring’. Demand for gold bars and coins, at 260.0 tonnes and 51.3 tonnes respectively, was nevertheless very robust in a longer-term context.

OTC investment and stock flows were very moderately negative in the first quarter, showing net outflows of 18.6 tonnes compared with considerably larger net outflows of 151.1 tonnes in the corresponding period of 2011 (which echoed activity in ETFs during that time). The minimal net level of activity is partly reflective of the sideways range within which the gold price established itself during the quarter, which gave investors in these sectors reason to pause, consolidate and await the next move in the gold price.

Demand in the jewellery sector of 519.8 tonnes was down 6% year-on-year, largely in response to higher price levels. However, the fact that the quarterly average price was 22% higher suggests that demand for jewellery remains relatively price inelastic. In US dollar terms, the value of jewellery demand grew by 14% to a record US$28.3bn. Weakness was concentrated in India, a number of Middle Eastern markets and Europe, while a number of markets, primarily China, Russia and Egypt, generated growth.

Consumer demand in India was relatively weak in the first quarter compared with the year earlier period. Weakness and volatility in the rupee resulted in elevated local prices while consumers struggled to digest a rise in import taxes on gold and the introduction of an excise duty on gold jewellery which prompted jewellers country-wide to strike. After the end of the quarter, and in response to the strike, the government announced that the excise duty would be withdrawn. Investment demand saw the largest decline – down 46% to 55.6 tonnes – while jewellery demand fell by 19% to 152.0 tonnes. Gold demand in China was boosted by the local New Year holiday to a record 255.2 tonnes, making it the largest consumer market during the quarter. Although the pace of growth in demand is slowing, gold continues to benefit from rising income levels, increasing urbanisation, economic growth and the high inflation environment.

The official sector remained a net purchaser of gold, to the tune of 80.8 tonnes in Q1 2011. As discussed in the note on page 3 of the report, we have moved official sector purchases to be a component of demand in our tables, reflecting our belief that official sector activity has undergone a secular shift. Purchases by central banks in the first quarter were widespread, with a number of banks making significant purchases.

At 107.7 tonnes, demand for gold used in technology, dentistry and other industrial applications was down by 7% compared with year-earlier levels. This segment of the market was affected by higher gold prices, fragile consumer demand in many key markets, swollen inventories and substitution losses. In terms of the supply of gold to the market, the first quarter saw modest growth in mine production to 673.8 tonnes, which was slightly offset by a halving of (already minimal) levels of producer hedging, to just 5.0 tonnes. The supply of gold from recycling activity was up 11% year-on-year to 391.5 tonnes, taking total supply to 1,070.3 tonnes, representing a 5% increase on Q1 2011.

Gold Demand Trends | First quarter 2012

Jewellery

Jewellery demand in the first quarter totalled 519.8 tonnes, down 6% from Q1 2011, which was a strong quarter. On a value basis, demand was up 14% to a record high of US$28.3bn as consumers allocated an increased level of spending to gold jewellery. When considered in a historical context, demand during Q1 2012 proved rather resilient; the 5-year average of first quarter jewellery demand was 496.2 tonnes, 5% below this quarter’s performance.

Looking at jewellery demand across the individual markets, demand was weaker year-on-year in all but six countries with India largely responsible for the decline.

Demand for gold jewellery in India, of 152.0 tonnes, was weakened by a number of factors during the first quarter. The 19% year-on-year decline in demand was, however, somewhat more muted a response than had been expected in light of the adverse events that beset the market during the quarter. Demand value increased by 10% year-on-year to a record high of Rs414.8bn.

As a picture of deteriorating national finances emerged, the Indian government took a number of steps aimed at reducing its current account deficit. Having doubled customs duty on standard gold (to 2% of the imported value) in January, the government used the Union Budget in March to announce a further doubling of these duties to 4%, while also widening the net to double the duty on non-standard gold and gold jewellery to 10%. Additionally, an effective 0.3% excise duty was imposed on branded as well as unbranded gold jewellery, with jewellers being asked to collect tax at source on all gold purchases above Rs.200,000.

The announcement of these measures sparked a country-wide strike among jewellers, which lasted for three weeks from 16 March, ending on 6 April after the Finance Minister gave assurance that the government would consider their demand to abolish the proposed excise duty. In early May, the government announced that the excise duty would be withdrawn, thereby avoiding a resumption of the strike. While a number of national branded firms (such as Tanishq, Reliance and Gitanjali) did not participate, the strike adversely impacted jewellery demand at the retail level.

That these developments occurred at a time of high and volatile local gold prices was a further dampener to demand. It can, however, be argued that demand could have been considerably weaker in light of such a negative environment. The prospect of the Akshaya Tritiya (AT) festival on 24 April was seen to cushion demand to some extent. A large number of consumers typically plan and make their auspicious purchases for AT well ahead of the festival (particularly if prices are widely expected to rise) and reports suggest that the bulk of consumers had bought in the first six weeks of the quarter, well ahead of the disruption caused by the budget announcement and strikes. Additionally, the numbers reflect the fact that retailer inventories were built up to a certain extent during the strike as retail outlets were closed to consumers. It is likely that this impact will reverse to some extent in the second quarter, as the supply chain readjusts following the three week shutdown. While the higher import taxes may overshadow the market in the near term, the fundamentals of Indian demand remain largely positive. Anecdotal reports suggest that demand for AT on 23 and 24 April was brisk, which was at least partially explained by the release of pent-up demand following the strike. However, continued weakness and volatility in the rupee would limit demand, given the impact on local gold prices.

China dominated the jewellery market in the first quarter. Demand of 156.6 tonnes was 8% higher year-on-year and accounted for 30% of global jewellery demand and placed China as the largest jewellery market for the third consecutive quarter. The local currency value measure of demand reached a record RMB53.7bn, 26% higher year-on-year.

Rising income levels and the Chinese New Year festivities helped to drive the growth in demand, which was concentrated in the 24-carat, pure gold jewellery segment, while demand for K-gold (18K) slipped.

The pace of growth in Chinese gold jewellery demand has slowed considerably in the last couple of quarters, largely due to a deceleration in the Tier 1 and Tier 2 (larger) cities as the exceptional growth rates of recent quarters proved to be unsustainable. It is likely that demand will continue to grow at the more moderate rates of increase seen in recent quarters, mirroring the economic scenario in China. However, new measures introduced as of 15 April to halve import rates on gold jewellery may help in stimulating domestic demand by reducing the competitive tax advantage of Hong Kong, which sees considerable buying of gold by mainland Chinese tourists.

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Taiwanese jewellery demand increased by 9% year-on-year, equating to a minor volume increase of 0.2 tonnes, to 2.0 tonnes. The growth was explained by a strong wedding season, Chinese New Year gifting and gifts for babies born so far during this auspicious Year of the Dragon. The 24 carat segment of the market benefited from the demand growth, while lower carat, more fashion-oriented gold was relatively soft.

Expectations for the second quarter in Taiwan are mixed, as demand is expected to be hampered by significant power and gasoline price increases, while looser regulations applied to mainland Chinese travellers is likely to encourage tourist demand.

Demand in Hong Kong slipped by 12% from the very robust levels seen in Q1 2011, although in absolute terms the market remains small at 6.4 tonnes. A decline in Chinese tourist numbers in January and February contributed to this decline, as did persistent rainy weather during this period. Nevertheless, March saw signs of a pick-up as the weather improved and mainland tourist numbers increased.

Markets in the neighbouring south East Asian region, with the exception of Indonesia, witnessed a weaker quarter compared with Q1 2011 – an effect that was largely price-related. In Vietnam, jewellery demand slipped 10% to 5.0 tonnes as a year-on-year increase in the local currency price of gold discouraged jewellery demand among consumers already battling high levels of inflation. Demand is likely to moderate further over coming months as consumers in the urban youth bracket prefer lower carat items and consumers take time to adjust to prevailing high prices.

Jewellery demand in Thailand fell by 8% year-on-year, in response to higher gold prices, although the decline in absolute terms (from 1.8 to 1.7 tonnes) was marginal.

Consumers in Indonesia demonstrated that they are becoming more accustomed to gold at higher price levels, with demand for gold jewellery up 9% year-on-year at 10.9 tonnes. The numbers were also reflective of stock replenishment by retailers after consumers had been active buyers at Chinese New Year. Consumers in South Korea reacted to higher gold prices by shifting to silver and lower-carat gold items, resulting in a 20% decline in gold jewellery demand to 4.0 tonnes.

Year-on-year declines in demand across the Middle East region were largely explained by the rise in price over the same period. Double-digit declines were seen everywhere except Egypt, where demand was up 14% year-on-year. However, the comparison is being made on the basis of an exceptionally weak Q1 2011, when the outbreak of civil unrest decimated demand. The year-on-year growth reflected a certain amount of re-stocking after inventories had been run down in previous quarters.

Demand in Saudi Arabia dropped 17% to 10.5 tonnes as higher prices prompted consumers to shift towards lower-carat, lighter weight items. In some cases, retailers ceased to stock 21 carat items altogether. Demand among the Other Gulf group of countries weakened by 16% year-on-year to 4.4 tonnes for similar reasons, with reports suggesting a notable shift to silver jewellery in Kuwait.

In Dubai, demand fell 17% to 16.4 tonnes in spite of a reasonably successful shopping festival and robust tourist demand, as demand for 22 carat gold jewellery slumped among the expat Indian population.

Consumers in Turkey generated 15.9 tonnes of demand for gold jewellery, 16% down on year-earlier levels. Translating this into value terms, demand was worth TL1.6bn 16% higher year-on-year but below the record levels from Q3 2011. The weakness in demand volume was concentrated in the first two months of the quarter as near-record local prices combined with extreme adverse weather conditions to squeeze demand. A recovery in March failed to reverse the weakness from January and February however, and this is reflected in Turkish import data which show a sharp (50%) decline for January and February. 18-carat diamond jewellery has increasingly been the focus for manufactures and retailers, given the considerably higher margins generated by these items compared with the margins on plain 14-carat gold jewellery. Although on the face of it this shift to higher carat could be viewed as positive for gold volumes, the higher weight of gold used in 18-carat pieces was more than cancelled out by the smaller number of items sold. In the 14-carat segment, gold weights have also been affected by a shift to lower weight pieces and full wedding sets being replaced with half sets.

Gold Demand Trends | First quarter 2012

Russia was one of the strongest performing gold jewellery markets of the quarter, generating 28% year-on-year growth in demand, which reached 20.4 tonnes. Although this partly reflects stockbuilding activity among the trade, demand increased against a backdrop of historically low inflation, GDP growth, improving consumer confidence and real wage growth. Gold remains the most popular metal of choice among Russian jewellery consumers, particularly demand mid-price range items. Rose gold is gaining in popularity, as are gem-set pieces, particularly with black or dark gemstones. An increasing proportion of Russia’s gold jewellery imports have been coming from Turkey in recent months.

High gold prices continued to erode demand in the western markets, particularly in the US and Italy, both of which markets experienced double-digit declines. Although economic data are showing tentative signs of improvement in the US, high gold prices at a time of surging petrol prices and still-cautious consumer confidence took their toll on gold jewellery demand in the first quarter. Demand fell 10% to 17.6 tonnes, just half the 36.5 tonne Q1 average for the period Q1 2006 – Q1 2011. The value measure of demand increased by 10% year-on-year to US$958.2mn.

In Italy, demand slid 14% to 3.5 tonnes as the negative economic environment took its toll. Consumers responded to an increasing tax burden, stubborn inflation, negative consumer sentiment and the increasing impact of austerity measures by tightening their purse strings and, consequently, reducing their demand for gold jewellery.

UK consumers reacted similarly to the high gold price, reducing their demand for gold jewellery by 4% to 3.0 tonnes. In a reflection of this, hallmarking activity slumped; the weight of gold items being hallmarked fell almost 9% in the first quarter compared with the same period in 2011.

Technology

In the first quarter of 2012, demand for gold in the Technology sector decreased by 7% year-on-year to 107.7 tonnes. Much of the weakness can be attributed to high gold prices, although the uncertainty surrounding European financial markets also contributed. Demand in the electronics sector weakened by 6% year-on-year, with a slowdown in consumer demand, over-stocking and substitution losses accounting for much of the decline. A drop of 8% in the other industrial and decorative category was largely a response to higher prices. Demand for gold used in dental applications was down 7% year-on-year, due to ongoing substitution to lower cost alternatives.

The volume of gold used in electronics was down 6% year-on-year at 75.4 tonnes. Global economic difficulties again generated strong head winds for the industry, pushing consumer sentiment lower and delivering a slowdown in fabrication in some segments. Fabrication of semi conductors remained under pressure as European economies were largely stagnant and the lack of an obvious recovery had a contagion effect on other markets. According to the Semiconductor Industry Association (SIA), worldwide semiconductor sales were US$69.9bn in the first quarter of 2012 (the latest available data), a decline of 8% over sales of US$75.9bn in the corresponding period of 2011.

The migration to cheaper alternatives in the bonding wire segment accounted for much of the decline in this segment and is likely to continue over the coming year. However, there were some positive areas of development in Q1, with strong consumer demand for wireless products such as mobile phones and media tablets boosting demand. Similarly, a rise in end-use by the auto sector has also benefited demand, even though production volumes in Europe remained under severe pressure. Further growth within the NAND flash memory market also helped offset losses elsewhere, thanks to major sales drivers such as ultrabooks equipped with solid-state-drives (SSD – an alternative to traditional hard drives that is built out of semiconductors) and smart phones.

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Looking briefly at individual markets reveals a mixed set of outcomes. Japanese output slipped 8% for the period while significant double digit declines were recorded in both South Korea and Taiwan, with migration to copper wire central to these outcomes. Importantly, not all markets recorded year-on-year declines. Stronger economic growth in the domestic market boosted US demand, pushing gold offtake in this segment higher by 7% year-on-year while China also recorded a rise, although a weaker export market restricted growth for the period to 3%.

Demand from the “other industrial and decorative” (OID) segment was also under significant pressure in Q1, dropping 8% year-on-year to 21.8 tonnes. Much of the decline was due to losses in price sensitive areas, notably gold used in jari thread in India and the electro-forming of jewellery in Italy. Not all segments in this diverse group suffered losses, however, with the demand for plating salts (chiefly gold potassium cyanide) in many countries registering healthy gains. The above two countries, for example, saw respective gains here from the costume jewellery and luxury accessory sectors. In China, healthy demand for gold used in plating salts (predominantly for the production of electroplated giftware) fed through to the country enjoying a 2% rise in total OID fabrication for the period. In the dental sector, demand declined by 7% year-on-year to 10.5 tonnes. This sector has been under severe pressure since the late 1990s, with long term losses the result of steady substitution to other materials, chiefly base metals (cobalt-chrome amalgams) and ceramics. Price has been the main culprit for this secular decline as consumers have looked to cheaper alternatives, with offtake in this segment slumping almost 30% in the last five years as gold prices have risen significantly over this time. First quarter losses were heaviest in Europe, as the fragile economic environment exacerbated matters through, for example, the reported postponing of dental work being carried out.

Investment

First quarter gold investment demand (all demand for gold bars, coins and ETFs and similar products) grew by 13% year-on-year to 389.3 tonnes. In US dollar terms, this equated to a demand value of US$21.2bn, 13% below the previous quarter but 38% higher year-on-year. An increase in demand for both ETs and medals/imitation coins were partly offset by declines in demand for physical bars and coins: the net result was that investment demand was 45.8 tonnes higher than Q1 2011. Adding in the OTC investment and stock flows category of investment (which captures investment in the over-the-counter market and stock movements as well as being a statistical residual) results in total investment of 370.7 tonnes in Q1, compared with 192.4 tonnes in Q1 2011. The value of total investment was US$20.2bn, an increase of 135% over Q1 2011. First quarter demand for ETFs and similar products totalled 51.4 tonnes, equivalent to a value of US$2.8bn. This compares favourably with the first quarter of 2011, when the sector saw net outflows of 62.1 tonnes, outflows which were largely reversed by the demand of the most recent quarter. The bulk of first quarter demand was generated in January and February, when the sector witnessed reasonable inflows. March was broadly flat however, as the gold price became established in a range and profit-taking pressures were neutralised by modest new investment.

The net impact of OTC investment and stock flows was a small negative: 18.6 tonnes of disinvestment. This compares with much larger net outflows of 151.1 tonnes in the first quarter of 2011. The modest size of the outflows from this sector is reflective of the fact that the gold price established itself within something of a sideways range in the closing weeks of the quarter, pulled in varying directions by early signs of US economic recovery, the implications for US monetary policy, a slowdown of Chinese growth and continued rumblings in Europe. Investors, uncertain how to interpret these varying indicators, largely chose to consolidate their positions and instead await the next significant market development/gold price move.

Gold Demand Trends | First quarter 2012

Demand for gold bars and coins of 337.9 tonnes was 17% below the first quarter of 2011. In value terms, demand of US$18.4bn was slightly higher year-on-year, up 2%. The tonnage decline in this category was largely the result of a year–on-year drop in bar demand, which at 260.0 tonnes was 59.0 tonnes (18%) lower than the year-earlier period. This negative comparison largely reflects the exceptional level of demand seen in Q1 2011, which – at 319.1 tonnes – was the second highest quarter on record for physical bar demand. Similarly, the 17% year-on-year drop in official coin demand reflects the strength of demand in Q1 2011. In value terms, demand for bars and coins was more or less stable; physical bar demand worth US$14.1bn was 1% below Q1 2011 while official coin demand was marginally higher, up 1% at US$2.8bn.

Considered in the context of the last five years, first quarter demand for gold bars and official gold coins was robust; demand of 51.3 tonnes was slightly above the 5-year average for official coins of 50.7 tonnes, while physical bar demand was well above its 5-year average of 171.5 tonnes. Demand for bars and coins during the first quarter of last year was stimulated by a confluence of factors including Middle Eastern unrest, a spike in European sovereign debt concerns and heightened inflation concerns in a number of countries.

Demand for medals and imitation coins, a segment dominated by India, countered some of the losses in bars and coins. Demand here increased by 7% year-on-year to 26.6 tonnes. In value terms, demand was 31% higher at a record US$1.4bn. Investment demand in India was down 46% from year-earlier levels at 55.6 tonnes. In value terms, the year-on-year comparison moderates slightly to a decline of 27%, with demand worth Rs151.7bn. While this seems to indicate a large drop in investment in India, it is worth clarifying the definition of consumer bar and coin demand. In addition to investment and profit-taking by consumers, the net investment flows captured at a country level will include stocking and de-stocking by wholesalers. The 47.4 tonne decline in investment in India from Q1 2011 is partly reflective of considerable stock depletion by bullion dealers. Given the uncertainty surrounding the potential impact on the gold market of the increases to import taxes and excise duties, bullion dealers preferred to wait until the disruption caused by this and the jeweller’s strike had dissipated before rebuilding their inventories of gold bars.

In terms of retail investors in India, gross purchases of gold coins remained firm, indicating solid demand at the household level, although a portion of these purchases would have been made with the intention of converting to jewellery in future. Nonetheless, the atmosphere of uncertainty combined with gold price volatility related to rupee weakness served to keep a lid on investment demand during the quarter. Larger scale investors generally stayed on the sidelines during the quarter, with some profit-taking evident, awaiting dips in the price to provide buying opportunities.

Expectations are for Indian investment to recover during the current quarter as the market adjusts to the new legislation and tax structure, particularly if prices dip. One notable development of the Indian market has been the increased take-up of ETFs. The introduction of another new gold ETF in India during the quarter takes the total number to 12. This reaffirms the growing interest in the sector of the market and marks a shift in the buying patterns of urban consumers who realise that gold is an essential foundation to a portfolio.

In China, investment demand at the consumer level jumped 13% year-on-year to reach a quarterly record of 98.6 tonnes. Purchases related to Chinese New Year stimulated growth, with commercial banks and department stores heavily promoting products such as commemorative bars and coins to mark the auspicious Year of the Dragon. Investor concerns over inflation and awareness of the need for wealth preservation fuelled the growth, as did enduring positive price expectations. The value measure of demand surged to a new high of RMB33.8bn, 32% above the previous record from Q1 2011 of RMB25.7bn. Going forward, investment demand in China will depend to some extent on price expectations, together with the performance of alternative assets such as real estate and the domestic stock market. Although inflation is expected to ease, it remains under close watch by investors at large.

Investment demand in Taiwan gained 23% over year-earlier levels, although demand in absolute terms remained small at 1.6 tonnes. The value measure of demand staged a more dramatic 50% increase to US$87.0mn. Gross profit-taking was muted and solid demand for the Bank of Taiwan Gold Passbooks was reported. While the second quarter is expected to be fairly subdued, demand is seen picking up again in the latter half of the year.

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In Hong Kong, demand for gold bars and coins was up 11% at 0.5 tonnes, worth US$27.2mn. Chinese New Year underpinned demand.

In Japan, gross selling back of existing holdings outweighed new investment again in the first quarter, but net disinvestment was a very modest -3.4 tonnes compared with -5.5 tonnes the year-earlier. Market conditions were quiet during the quarter, trading volumes were reported to be low and Japanese investors seemed to be in a ‘wait and see’ mode with regards to their price expectations.

Investment demand across the rest of the Asian region was, for the most part, higher than the same period the year earlier, Thailand being the only exception. Other markets in the region generated double-digit growth.

The region’s strongest-performing market was Vietnam, where the volume of investment grew 41% year-on-year. Demand of 20.0 tonnes was worth a value of US$1.1bn, 72% up on Q1 2011. The government issued a Decree, to take effect on 25 May, which recognised the legal ownership of gold bars by organisations and individuals, although the trading of gold tael bars are limited only to commercial banks and licensed gold companies and gold used for transactions is banned. The Decree provided gold bar traders with a six month window in which to finalise procedures for obtaining gold bar trading certificates or instead switch to the production and trading of gold jewellery. The State Bank of Vietnam announced that the purpose of the Decree was to ‘remedy shortcomings in gold bar management, create a legal foundation to reorganise the gold market and tackle speculation and illegal trading’. The central bank will assume a monopoly on the production, import and export of gold bars when the Decree comes into effect later this month (May 2012).

Price expectations are likely to be a key driver of demand over the coming months as government measures to curb inflation have started to take effect, feeding through to a significant reduction in CPI, thereby reducing the urgency among consumers to purchase gold as an inflation hedge. However, the measures taken by the government to stabilise the gold market may lead to increased flows of gold through unofficial channels.

Indonesian consumers increased their demand for gold bars and coins by 11% year-on-year. Investment demand totalled 5.9 tonnes, the second highest quarter for thirty years and worth a record value of US$320.7mn. Buying was seen on dips as Indonesian investors expressed their trust in gold as a savings vehicle. Investment demand in South Korea gained 10% year-on-year, although volumes were slight at 1.1 tonnes. Thailand was alone among the East Asian countries in experiencing a decline in demand for gold bars and coins. Demand was 29% weaker year-on-year at 20.8 tonnes. However, 20.8 tonnes of investment demand is well above longer term average demand in Thailand. Average quarterly demand from Q1 2003 – Q4 2007, prior to the global crisis, was just 3.1 tonnes. For the period Q1 2008 to Q4 2011, average quarterly demand increased to 12.8 tonnes. Investors continue to hold their conviction that gold prices will rise further and buying is seen on dips, but this is met with profit-taking activity at higher price levels.

Investment demand in the Middle Eastern region staged something of a recovery in the first quarter. Demand for the region totalled 9.0 tonnes, up 18% over the same period in 2011. For the most part, profit-taking dried up among large-scale investors across the region; however, it continues to be viewed as a solid medium-to-long term investment and lower price levels are likely to extract higher levels of demand. Egypt (0.6 tonnes) and Saudi Arabia (4.6 tonnes) generated the strongest growth, with respective growth rates of 34% and 24% year-on-year. Growth in the UAE (3.0 tonnes) and Other Gulf countries (0.9 tonnes) was more moderate, at 9% and 13% year-on-year respectively.

Investment demand in Turkey totalled 15.2 tonnes in the first quarter, a decline of 12% from year-earlier levels. Measured in local currency, the value of demand was 22% higher at TL1.5bn. Viewed on a month-by-month basis, activity throughout the quarter was mixed. January saw a sharp decline in demand, largely due to January 2011 having been exceptionally strong for coin demand. Demand levels remained quiet in February before jumping in March as local prices dipped, prompting a surge in coin minting. Price expectations among Turkish investors are mixed, but the heavy promotion of gold investment products by commercial banks and the continued popularity of gold deposit accounts suggest that the prospects are for firm levels of demand over the coming quarters.

Gold Demand Trends | First quarter 2012

Demand for gold bars and coins in the US amounted to 13.6 tonnes, a drop of 32% year-on-year. Lower levels of demand for gold eagle and buffalo coins from the US mint reflected the weaker investment environment and two-way activity was noted in this market as some investors chose to take profits on some of the holdings that had been built up over the preceding four years. The value of demand was down 17% year-on-year at US$739.2mn.

On the face of it, the data seem to show that European markets had a disappointing quarter for investment, with year-on-year declines seen across the board, with the exception of France, which managed another quarter of modest net investment. However, the quarter was being compared with Q1 2011, a period which saw outstanding levels of investment across the region as European sovereign debt concerns were fuelled by Ireland’s bailout package, while the gathering pace of Middle Eastern unrest also stimulated demand.

Since the third quarter of 2008 investment demand in European markets has undergone a step-change, establishing itself within significantly higher ranges compared with pre-crisis levels. While the levels of demand seen in the recent quarter may sit at the lower level of these new ranges, they are nonetheless well above the average quarterly levels that prevailed prior to the Lehman collapse, indicative of a sustained level of investor interest at relatively high levels.

In Germany demand of 21.3 tonnes was 44% weaker year-on-year as investors did not purchase gold with the same urgency as in Q1 2011 when they were motivated by global geo-political concerns and euro area difficulties. The decline in the value of investment demand (worth €882.9mn) was a slightly more moderate -28%. Switzerland registered a similar quarter, with investment demand 28% lower year-on-year at 20.2 tonnes, a robust result in a historical context. Demand was valued at CHF1.0bn, 14% lower year-on-year. German-speaking countries experienced the most sizeable year-on-year declines, reflecting the fact that these are more ‘mature’ gold investment markets which grew at a rapid pace in the immediate aftermath of the global crisis. Some of the smaller, EU accession countries, however, are still relatively under-developed in terms of gold investment and continued growth in these markets was the reason for the more muted decline in the ‘Other Europe’ category. Demand here was 14% below year-earlier levels at 18.5 tonnes, equivalent in value terms to €764.8mn which was 9% higher relative to Q1 2011.

Official sector

Purchases by central banks and official sector institutions (now a component of demand within our data series – please see the “Important note” on page 3), amounted to 80.8 tonnes during the first quarter of the year. The majority of these purchases were made during the final month of the quarter, with momentum picking up in March after a fairly subdued start to the year. The year-on-year comparison shows a 41% decline in net purchases, which reflects the exceptional level of net demand (137.0 tonnes) that took place during Q1 2011, largely the result of considerable purchases by Mexico of around 93 tonnes.

Consistent with its trend of continued purchases, Russia’s central bank bought around 16.5 tonnes in March after selling almost 4 tonnes in February for the purposes of minting coins. Russia’s gold reserves now amount to 895.7 tonnes, accounting for just under 10% of total reserves.

Mexico continued to add to its gold reserves in the first quarter, reporting purchases of 16.8 tonnes in March. Mexico’s reserves, which now stand at 122.6 tonnes, have been bolstered by more than 115 tonnes since the beginning of 2011 and currently account for 4% of total reserves. Mexico confirmed after its purchases last year that it was acquiring gold in line with prudent diversification principles of reserve management. Purchases by Kazakhstan’s central bank gathered momentum during the quarter, totalling 14.2 tonnes over the period. The central bank’s governor announced in September that, starting in January this year, the bank planned to buy the country’s entire gold bullion output over ‘the next two or three years’ to reduce its exposure to the US dollar. In 2011, mine production in Kazakhstan was 36.7 tonnes of gold, making it the twentieth largest producer globally.

The Philippines also made net purchases throughout the quarter. Although IMF information for March is not available, information on the central bank’s website is indicative of a sizeable purchase during the month. The central bank buys domestically produced gold, which it either sells or adds to official reserves.

Other central banks contributing to the 81 tonnes of demand in the first quarter include Belarus (+5 tonnes), Ukraine (+1.2 tonnes) and Tajikistan (+0.2 tonnes).

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Recent IMF data also show that Argentina increased its reserves by around 7.0 tonnes in September 2011, the first increase in its gold reserves for seven years, taking its total holdings to 61.7 tonnes. Central bank sales were virtually non-existent during the quarter. Signatories to the third Central Bank Gold Agreement have almost ceased sales of their gold, with occasional small sales announced as related to the sale of gold coins.

As was the case last quarter, the 80.8 tonnes of purchases made during Q1 are exclusive of the 14.3 tonnes of net additions to Turkey’s gold reserves. These additions are the result of a policy change under which the central bank will allow commercial banks to hold a certain proportion of their reserve requirements in the form of ‘standard gold’, in order that the banks may use their gold to improve liquidity. Up to 20% of reserve requirements for Turkish lira liabilities and 100% of reserve requirements for precious metal deposit accounts, may now be held in the form of ‘standard gold’. The announcement of this change is available on the Turkish central bank’s website at: http://www.tcmb.gov.tr/yeni/eng/ For more information on the recent policy changes at the Turkish central bank, please see our Focus piece on page 4 of the report.

The trend, which has been established in recent years, of net central bank gold buying looks set to extend further this year as the main driving factors remain in place. The rapid growth of foreign exchange reserves in a number of expanding economies has required many central banks to increase gold holdings in order to maintain the ratio of gold to their foreign exchange reserves. While, for other countries, central bank concerns with the dominance of the euro and US dollar and their respective health as international reserves, has prompted a renewed focus on diversifying reserve assets.

Supply

The supply of gold from mine production, producer hedging and recycling activity totalled 1,070.3 tonnes in the second quarter, increasing by 5% year-on-year. An increase in mine production was partially offset by a decline in net producer hedging to virtually non-existent levels, resulting in a 2% increase in total mine supply. Supply from recycled gold increased by 39.5 tonnes during the quarter (+11%) to 391.5 tonnes. First quarter mine production of 673.8 tonnes of gold was 3% above Q1 2011, representing a volume increase of 20.6 tonnes. The bulk of the additional supply was the result of new projects coming on stream and/or the continued ramping up of projects that entered production from 2009/10 onwards. These projects were spread across the globe and the result was a continuation of the pattern from 2011, in which a diverse range of countries contributed positively to global growth, while only a small number of countries generated lower levels of production. On the positive side, Goldcorp’s Penasquito mine in Mexico continued to ramp up production at its sulphide ore processing plant, which commenced in September 2010. Staying in the Latin American region, Chile’s Esperanza copper-gold mine (jointly owned by Antofagasta and Marubeni) also continued to increase production after being brought online in late 2010/early 2011.

Increased production in Canada was largely from Osisko’s Canadian Malartic deposit, which poured first gold in April 2011. In Kazakhstan, production continued to ramp up at Altyntau Kokshetau, which completed its first year of production in mid-2011.

Eldorado gold’s Efemçukuru mine in Turkey, which achieved commercial production in December 2011, contributed to growth in that country, as did a continued ramping up of production at Çöpler, which completed its first year of production in December 2011.

Gold Demand Trends | First quarter 2012

In Africa, mine production in Cote d’Ivoire continued to recover after a period of political and civil unrest disrupted production in early 2011.

Production in China grew once again, as the effects of ever higher levels of investment feed through to expansion, new mine development and improved productivity.

Countries that witnessed a year-on-year decline in gold mine production included Indonesia, where production at Grasberg began to recover from the severe labour disputes that impacted the mine in the second half of 2011. Furthermore scheduled plant maintenance and waste-stripping at Batu Hijau also contributed to the decline.

Australia experienced a marginal decline in production, due to lower grades at older operations. Production declined in Burkina Faso for similar reasons.

Elsewhere, Argentina, South Africa and Eritrea also generated lower year-on-year production.

Net producer hedging in the first quarter almost halved relative to Q1 2011, although absolute volumes were virtually non-existent at 5.0 tonnes. This slight net hedging activity during the quarter was largely the result of one or two producers taking out project-related hedging or extending existing positions.

The outstanding global hedge book remained very modest – in the region of 160 tonnes at the end of the quarter – and it is expected that hedging/de-hedging activity will fluctuate in a narrow range around zero over the coming quarters.

Recycling of gold generated 391.5 tonnes of supply in the first quarter, an increase of 11% over the year-earlier period. The magnitude of the growth in recycling activity was just half that of the increase in the quarterly average gold price and recycling supply remained well below the elevated levels that have been witnessed in recent quarters. Quarterly supply of recycling was almost exactly in line with the Q1 average from Q1 2007 – Q1 2011 of 395.2 tonnes.

Industrialised countries accounted for around one third of the global supply of recycled gold, although there are signs that the supply from these countries is losing momentum as near-market supplies begin to dry up. Recent growth rates seen in a number of developed markets, particularly in Europe, proved unsustainable in Q1, although France was an exception. The large stock of old, 18 carat plain jewellery here fed continued growth in recycling, which was fuelled by concerns relating to the domestic economy.

That global recycling activity remained relatively unresponsive to a significant rise in quarterly average prices confirms our view that recycling activity is not driven solely by price but by a combination of various factors, including economic growth in different regions and acceptance of higher price levels.

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Gold demand statistics

Please note that Official Sector purchases are now incorporated as a component of demand. Please refer to the 'Important note' on page 3.

Table 1: Gold demand (tonnes)

	2010	2011[1]	Q2'10	Q3'10	Q4'10	Q1'11	Q2'11	Q3'11	Q4'11	Q1'12[1]	Q1'12 vs Q1'11 % chg	4-quarter % chg[2]
Jewellery	2,016.8	1,972.9	416.8	516.7	562.9	554.7	473.6	468.9	475.7	519.8	-6	-6
Technology	465.6	452.7	115.9	119.8	115.9	115.5	118.6	115.1	103.5	107.7	-7	-5
Electronics	326.0	319.9	80.2	85.9	81.1	80.4	84.1	82.7	72.7	75.4	-6	-4
Other industrial	90.9	89.4	23.3	22.0	23.2	23.7	23.6	21.8	20.3	21.8	-8	-5
Dentistry	48.7	43.4	12.4	11.8	11.6	11.3	10.9	10.7	10.5	10.5	-7	-10
Investment	1,577.8	1,686.4	595.6	361.6	364.1	343.5	392.5	499.8	450.6	389.3	13	4
Total bar and coin demand	1,210.1	1,524.4	304.0	312.5	341.8	405.6	340.8	422.2	355.8	337.9	-17	7
Physical bar demand	908.7	1,191.0	219.3	231.3	274.1	319.1	265.5	327.5	279.0	260.0	-18	8
Official coin	213.1	245.5	68.7	57.0	42.2	61.8	50.3	74.7	58.7	51.3	-17	2
Medals/imitation coin	88.3	87.8	16.0	24.3	25.5	24.7	25.0	20.0	18.1	26.6	7	-1
ETFs and similar products[3]	367.7	162.0	291.6	49.1	22.3	-62.1	51.7	77.6	94.8	51.4	-	-8
Official sector purchases	77.3	456.4	13.6	22.6	-17.3	137.0	64.7	142.1	112.7	80.8	-41	157
Gold demand	4,137.5	4,568.5	1,141.8	1,020.7	1,025.6	1,150.7	1,049.4	1,225.9	1,142.5	1,097.6	-5	4
London PM fix (US$/oz)	1,224.5	1,571.5	1,196.7	1,226.8	1,366.8	1,386.3	1,506.1	1,702.1	1,688.0	1,690.6	22	27

1 Provisional.
2 Percentage change, 12 months ended March 2012 vs 12 months ended March 2011.
3 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 2: Gold demand (US$mn)

	2010	2011[1]	Q2'10	Q3'10	Q4'10	Q1'11	Q2'11	Q3'11	Q4'11	Q1'12[1]	Q1'12 vs Q1'11 % chg	4-quarter % chg[2]
Jewellery	79,399	99,684	16,036	20,380	24,736	24,725	22,935	25,659	25,815	28,251	14	20
Technology	18,331	22,875	4,459	4,725	5,093	5,146	5,744	6,301	5,617	5,855	14	21
Electronics	12,836	16,164	3,086	3,389	3,563	3,584	4,075	4,523	3,946	4,100	14	22
Other industrial	3,579	4,518	896	869	1,020	1,058	1,142	1,194	1,101	1,183	12	20
Dentistry	1,916	2,192	477	467	510	504	527	584	571	573	14	15
Investment	62,117	85,207	22,914	14,264	15,999	15,311	19,004	27,351	24,457	21,160	38	34
Total bar and coin demand	47,640	77,020	11,695	12,327	15,020	18,078	16,502	23,104	19,310	18,367	2	35
Physical bar demand	35,775	60,178	8,438	9,121	12,045	14,220	12,857	17,920	15,143	14,134	-1	37
Official coin	8,389	12,406	2,642	2,247	1,855	2,756	2,433	4,090	3,187	2,789	1	32
Medals/imitation coin	3,477	4,436	615	959	1,120	1,102	1,212	1,094	980	1,444	31	25
ETFs and similar products[3]	14,476	8,187	11,219	1,937	978	-2,767	2,502	4,247	5,146	2,792	-	29
Official sector purchases	3,044	23,061	524	890	-760	6,106	3,132	7,774	6,116	4,392	-28	217
Gold demand	162,890	230,827	43,933	40,258	45,068	51,288	50,815	67,085	62,005	59,658	16	33

1 Provisional.
2 Percentage change, 12 months ended March 2012 vs 12 months ended March 2011.
3 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2012

Table 3: Total investment demand (tonnes except where specified)

	2010	2011	Q2'10	Q3'10	Q4'10	Q1'11	Q2'11	Q3'11	Q4'11	Q1'12[1]	Q1'12 vs Q1'11 % chg	4-quarter % chg[2]
Investment	1,577.8	1,686.4	595.6	361.6	364.1	343.5	392.5	499.8	450.6	389.3	13	4
Total bar and coin demand	1,210.1	1,524.4	304.0	312.5	341.8	405.6	340.8	422.2	355.8	337.9	-17	7
Physical bar demand	908.7	1,191.0	219.3	231.3	274.1	319.1	265.5	327.5	279.0	260.0	-18	8
Official coin	213.1	245.5	68.7	57.0	42.2	61.8	50.3	74.7	58.7	51.3	-17	2
Medals/imitation coin	88.3	87.8	16.0	24.3	25.5	24.7	25.0	20.0	18.1	26.6	7	-1
ETFs and similar products[3]	367.7	162.0	291.6	49.1	22.3	-62.1	51.7	77.6	94.8	51.4	-	-8
OTC investment and stock flows[4]	214.1	-82.5	16.2	19.2	161.7	-151.1	53.5	-16.9	32.0	-18.6	-	9
Total investment	1,791.9	1,604.0	611.7	380.8	525.8	192.4	446.0	482.9	482.7	370.7	93	4
Total investment US$mn	70,544	81,041	23,537	15,019	23,105	8,575	21,595	26,428	26,195	20,151	135	34

1 Provisional.
2 Percentage change, 12 months ended March 2012 vs 12 months ended March 2011.
3 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.
4 This includes institutional investment (other than ETFs and similar), stock movements and other elements as well as any residual error.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 4: Gold supply and demand World Gold Council presentation

	2010	2011	Q2'10	Q3'10	Q4'10	Q1'11	Q2'11	Q3'11	Q4'11	Q1'12[1]	Q1'12 vs Q1'11 % chg	4-quarter % chg[2]
Supply												
Mine production	2,740.5	2,818.4	671.9	725.3	712.6	653.2	703.8	740.9	720.5	673.8	3	3
Net producer hedging	-107.8	6.5	20.3	-54.3	-53.8	9.4	11.0	1.7	-15.7	5.0	-47	-
Total mine supply	2,632.7	2,824.9	692.2	671.0	658.8	662.6	714.8	742.7	704.8	678.8	2	6
Recycled gold	1,718.9	1,661.2	467.0	393.1	477.6	351.9	414.2	469.6	425.5	391.5	11	1
Total supply	4,351.6	4,486.1	1,159.1	1,064.1	1,136.4	1,014.5	1,128.9	1,212.2	1,130.3	1,070.3	5	4
Demand												
Jewellery fabrication[3]	2,016.8	1,972.9	417.9	540.9	512.0	569.7	499.7	472.1	431.5	511.0	-10	-6
Technology	465.6	452.7	115.9	119.8	115.9	115.5	118.6	115.1	103.5	107.7	-7	-5
Sub-total above fabrication	2,482.4	2,425.7	533.8	660.7	627.9	685.2	618.3	587.2	535.0	618.7	-10	-6
Total bar and coin demand	1,210.1	1,524.4	304.0	312.5	341.8	405.6	340.8	422.2	355.8	337.9	-17	7
ETFs and similar	367.7	162.0	291.6	49.1	22.3	-62.1	51.7	77.6	94.8	51.4	-	-8
Official sector purchases[4]	77.3	456.4	13.6	22.6	-17.3	137.0	64.7	142.1	112.7	80.8	-41	157
Gold demand	4,137.5	4,568.5	1,142.9	1,044.9	974.7	1,165.7	1,075.4	1,229.1	1,098.3	1,088.8	-7	4
OTC investment and stock flows[5]	214.1	-82.5	16.2	19.2	161.7	-151.1	53.5	-16.9	32.0	-18.6	-	9
Total demand	4,351.6	4,486.1	1,159.1	1,064.1	1,136.4	1,014.5	1,128.9	1,212.2	1,130.3	1,070.3	5	4
London PM fix (US$/oz)	1,224.5	1,571.5	1,196.7	1,226.8	1,366.8	1,386.3	1,506.1	1,702.1	1,688.0	1,690.6	22	27

1 Provisional.
2 Percentage change, 12 months ended March 2012 vs 12 months ended March 2011.
3 Jewellery fabrication. The quarterly data differ from those for jewellery consumption shown in Table 1. Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Jewellery consumption is equal to fabrication plus/minus jewellery imports/exports plus/minus stocking/de-stocking by distributors and manufacturers. On an annual basis, the consumption and fabrication data series will reconcile.
4 Excluding any delta hedging of central bank options.
5 This includes institutional investment (other than ETFs and similar), stock movements and other elements as well as any residual error.

Source: LBMA, Thomson Reuters GFMS, World Gold Council. Data in the table are consistent with those published by GFMS in their Gold Survey but adapted to the World Gold Council's presentation.

22_23

Table 5: Consumer demand in selected countries: Q1 2012 (tonnes)

	Q1'11			Q1'12*			Q1'12* vs Q1'11, % chg		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	187.6	103.0	290.6	152.0	55.6	207.6	-19	-46	-29
Greater China	154.2	89.2	243.4	165.0	100.7	265.7	7	13	9
China	145.1	87.4	232.5	156.6	98.6	255.2	8	13	10
Hong Kong	7.3	0.5	7.8	6.4	0.5	6.9	-12	11	-11
Taiwan	1.8	1.3	3.1	2.0	1.6	3.6	9	23	15
Japan	4.1	-5.5	-1.4	4.2	-3.4	0.8	2	-	-
Indonesia	10.0	5.3	15.3	10.9	5.9	16.8	9	11	10
South Korea	5.0	1.0	6.0	4.0	1.1	5.1	-20	10	-15
Thailand	1.8	29.4	31.3	1.7	20.8	22.5	-8	-29	-28
Vietnam	5.5	14.2	19.7	5.0	20.0	25.0	-10	41	27
Middle East	46.3	7.6	53.8	41.0	9.0	50.0	-11	18	-7
Saudi Arabia	12.7	3.7	16.4	10.5	4.6	15.1	-17	24	-8
Egypt	8.5	0.4	8.9	9.7	0.6	10.3	14	34	15
UAE	19.8	2.7	22.5	16.4	3.0	19.4	-17	9	-14
Other Gulf	5.2	0.8	6.0	4.4	0.9	5.2	-16	13	-13
Turkey	19.0	17.3	36.3	15.9	15.2	31.1	-16	-12	-14
Russia	16.0	-	16.0	20.4	-	20.4	28	-	28
USA	19.5	20.0	39.5	17.6	13.6	31.2	-10	-32	-21
Europe ex CIS	7.1	88.1	95.2	6.5	61.0	67.4	-10	-31	-29
Italy	4.0	-	4.0	3.5	-	3.5	-14	-	-14
UK	3.1	-	3.1	3.0	-	3.0	-4	-	-4
France	-	0.7	0.7	-	1.0	1.0	-	47	47
Germany	-	37.7	37.7	-	21.3	21.3	-	-44	-44
Switzerland	-	28.2	28.2	-	20.2	20.2	-	-28	-28
Other Europe	-	21.5	21.5	-	18.5	18.5	-	-14	-14
Total above	476.1	369.5	846	444.1	299.5	744	-7	-19	-12
Other	78.6	36.1	115	75.6	38.5	114	-4	7	0
World total	554.7	405.6	960	519.8	337.9	858	-6	-17	-11

*Provisional.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2012

Table 6: Consumer demand in selected countries: Q1 2012 (value, US$mn)

	Q1'11			Q1'12*			Q1'12* vs Q1'11, % chg		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	8,361	4,591	12,952	8,262	3,022	11,284	-1	-34	-13
Greater China	6,874	3,975	10,849	8,969	5,472	14,441	30	38	33
China	6,467	3,897	10,364	8,512	5,358	13,870	32	38	34
Hong Kong	325	20	345	348	27	375	7	36	9
Taiwan	82	58	140	109	87	196	33	50	40
Japan	183	-245	-62	228	-185	43	25	-	-
Indonesia	446	236	682	592	321	913	33	36	34
South Korea	223	45	268	217	60	277	-3	34	3
Thailand	81	1,312	1,393	91	1,133	1,224	12	-14	-12
Vietnam	245	633	878	269	1,087	1,356	10	72	55
Middle East	2,061	338	2,399	2,230	487	2,717	8	44	13
Saudi Arabia	566	165	731	573	250	823	1	52	13
Egypt	380	18	398	527	30	557	39	64	40
UAE	882	120	1,003	891	160	1,052	1	33	5
Other Gulf	233	34	267	238	47	285	2	38	7
Turkey	847	770	1,617	864	825	1,690	2	7	4
Russia	712	-	712	1,108	-	1,108	56	-	56
USA	869	890	1,759	958	739	1,697	10	-17	-4
Europe ex CIS	318	3,926	4,244	351	3,314	3,665	10	-16	-14
Italy	178	-	178	188	-	188	5	-	5
UK	140	-	140	163	-	163	17	-	17
France	-	31	31	-	56	56	-	79	79
Germany	-	1,681	1,681	-	1,158	1,158	-	-31	-31
Switzerland	-	1,255	1,255	-	1,098	1,098	-	-13	-13
Other Europe	-	959	959	-	1,003	1,003	-	5	5
Total above	21,221	16,470	37,691	24,140	16,276	40,416	14	-1	7
Other	3,504	1,607	5,111	4,111	2,091	6,203	17	30	21
World total	24,725	18,078	42,803	28,251	18,367	46,619	14	2	9

*Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

24_25

Table 7: Consumer demand in selected countries: four-quarter totals (tonnes)

	12 months ended Q1'11			12 months ended Q1'12*			Year on Year % chg		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	660.9	372.6	1,033.5	533.8	320.6	854.4	-19	-14	-17
Greater China	508.6	234.9	743.4	560.4	283.4	843.8	10	21	14
China	478.7	234.1	712.8	526.6	275.9	802.5	10	18	13
Hong Kong	22.4	1.3	23.6	26.9	1.9	28.7	20	46	22
Taiwan	7.5	-0.5	7.0	7.0	5.7	12.6	-8	-	79
Japan	20.6	-33.7	-13.1	16.7	-44.6	-27.9	-19	-	-
Indonesia	33.2	17.1	50.3	31.1	22.6	53.7	-6	32	7
South Korea	15.7	0.6	16.3	11.5	3.1	14.6	-27	455	-10
Thailand	5.6	77.1	82.6	3.5	100.2	103.7	-37	30	25
Vietnam	14.7	67.1	81.8	12.4	93.6	106.0	-16	39	30
Middle East	192.2	28.5	220.7	148.4	34.7	183.1	-23	22	-17
Saudi Arabia	64.1	14.7	78.8	49.5	18.3	67.8	-23	24	-14
Egypt	44.2	2.2	46.4	34.0	2.3	36.3	-23	4	-22
UAE	62.5	9.2	71.7	46.7	11.1	57.8	-25	20	-19
Other Gulf	21.5	2.4	23.9	18.2	3.1	21.2	-15	26	-11
Turkey	68.9	48.7	117.6	67.0	70.8	137.8	-3	45	17
Russia	66.4	-	66.4	81.1	-	81.1	22	-	22
USA	125.2	109.9	235.1	113.6	73.5	187.1	-9	-33	-20
Europe ex CIS	60.4	339.1	399.5	49.5	353.1	402.6	-18	4	1
Italy	33.7	-	33.7	27.1	-	27.1	-20	-	-20
UK	26.7	-	26.7	22.5	-	22.5	-16	-	-16
France	-	1.9	1.9	-	7.1	7.1	-	282	282
Germany	-	146.0	146.0	-	142.9	142.9	-	-2	-2
Switzerland	-	106.9	106.9	-	108.2	108.2	-	1	1
Other Europe	-	84.4	84.4	-	94.9	94.9	-	12	12
Total above	1,772.4	1,261.8	3,034	1,629.1	1,310.9	2,940	-8	4	-3
Other	278.8	102.1	381	308.9	145.8	455	11	43	19
World total	2,051.2	1,363.9	3,415	1,938.0	1,456.7	3,395	-6	7	-1

*Provisional.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2012

Table 8: Consumer demand in selected countries: four-quarter totals (value, US$mn)

	12 months ended Q1'11			12 months ended Q1'12*			Year on Year % chg		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	27,749	15,674	43,423	28,153	16,767	44,920	1	7	3
Greater China	21,370	9,969	31,339	29,835	15,096	44,931	40	51	43
China	20,118	9,922	30,041	28,047	14,697	42,744	39	48	42
Hong Kong	937	53	991	1,421	98	1,519	52	84	53
Taiwan	314	-7	308	367	301	668	17	-	117
Japan	861	-1,398	-537	885	-2,375	-1,490	3	-	-
Indonesia	1,383	724	2,107	1,661	1,193	2,854	20	65	35
South Korea	662	26	687	615	160	775	-7	523	13
Thailand	233	3,208	3,440	186	5,353	5,538	-20	67	61
Vietnam	620	2,804	3,424	658	5,015	5,673	6	79	66
Middle East	7,930	1,191	9,121	7,800	1,848	9,648	-2	55	6
Saudi Arabia	2,611	614	3,225	2,584	973	3,557	-1	58	10
Egypt	1,826	92	1,918	1,804	123	1,927	-1	33	0
UAE	2,604	383	2,987	2,452	588	3,040	-6	53	2
Other Gulf	888	102	990	960	165	1,124	8	62	14
Turkey	2,830	2,037	4,868	3,520	3,767	7,287	24	85	50
Russia	2,765	-	2,765	4,308	-	4,308	56	-	56
USA	5,227	4,548	9,775	6,057	3,883	9,940	16	-15	2
Europe ex CIS	2,550	14,073	16,623	2,632	18,832	21,464	3	34	29
Italy	1,423	-	1,423	1,437	-	1,437	1	-	1
UK	1,127	-	1,127	1,195	-	1,195	6	-	6
France	-	78	78	-	382	382	-	388	388
Germany	-	6,060	6,060	-	7,653	7,653	-	26	26
Switzerland	-	4,443	4,443	-	5,772	5,772	-	30	30
Other Europe	-	3,491	3,491	-	5,025	5,025	-	44	44
Total above	74,180	52,854	127,035	86,310	69,539	155,849	16	32	23
Other	11,697	4,266	15,963	16,351	7,744	24,095	40	82	51
World total	85,878	57,120	142,998	102,661	77,283	179,943	20	35	26

*Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

26_27

Historical data for gold demand

Table 9: Historical data for gold demand[1]

	Tonnes					US$bn				
	Jewellery	Total bar and coin invest	ETFs and similar	Technology	Total	Jewellery	Total bar and coin invest	ETFs and similar	Technology	Total
2002	2,662	353	-	358	-547	26.5	3.5	-	3.6	-5.4
2003	2,484	307	39	386	-620	29.0	3.6	0.5	4.5	-7.2
2004	2,616	359	133	419	-479	34.4	4.7	1.7	5.5	-6.3
2005	2,719	398	208	438	-663	38.9	5.7	3.0	6.3	-9.5
2006	2,300	418	260	468	-365	44.6	8.1	5.1	9.1	-7.1
2007	2,423	444	253	476	-484	54.2	9.9	5.7	10.6	-10.8
2008	2,304	875	321	461	-235	64.6	24.5	9.0	12.9	-6.6
2009	1,814	786	617	410	-34	56.7	24.6	19.3	12.8	-1.0
2010	2,017	1,210	368	466	77	79.4	47.6	14.5	18.3	3.0
2011	1,973	1,524	162	453	456	99.7	77.0	8.2	22.9	23.1
Q1'06	492	93	113	112	-102	8.8	1.7	2.0	2.0	-1.8
Q2'06	530	97	49	115	-129	10.7	2.0	1.0	2.3	-2.6
Q3'06	558	112	19	116	-77	11.1	2.2	0.4	2.3	-1.5
Q4'06	708	114	79	116	-57	14.0	2.3	1.6	2.3	-1.1
Q1'07	566	117	36	117	-72	11.8	2.4	0.8	2.4	-1.5
Q2'07	666	135	-3	119	-145	14.3	2.9	-0.1	2.6	-3.1
Q3'07	604	112	139	117	-170	13.2	2.5	3.1	2.6	-3.7
Q4'07	578	65	80	111	-97	14.6	1.6	2.0	2.8	-2.4
Q1'08	484	101	73	122	-76	14.4	3.0	2.2	3.6	-2.3
Q2'08	559	149	4	124	-68	16.1	4.3	0.1	3.6	-1.9
Q3'08	694	283	149	119	-76	19.4	7.9	4.2	3.3	-2.1
Q4'08	567	346	95	96	-12	14.5	8.8	2.4	2.5	-0.3
Q1'09	356	147	465	88	-62	10.4	4.3	13.6	2.6	-1.8
Q2'09	445	210	68	102	9	13.2	6.2	2.0	3.0	0.3
Q3'09	492	210	42	107	10	15.2	6.5	1.3	3.3	0.3
Q4'09	522	211	42	113	10	18.5	7.5	1.5	4.0	0.4
Q1'10	520	252	5	114	58	18.6	9.0	0.2	4.1	2.1
Q2'10	417	304	292	116	14	16.0	11.7	11.2	4.5	0.5
Q3'10	517	313	49	120	23	20.4	12.3	1.9	4.7	0.9
Q4'10	563	342	22	116	-17	24.7	15.0	1.0	5.1	-0.8
Q1'11	555	406	-62	115	137	24.7	18.1	-2.8	5.1	6.1
Q2'11	474	341	52	119	65	22.9	16.5	2.5	5.7	3.1
Q3'11	469	422	78	115	142	25.7	23.1	4.2	6.3	7.8
Q4'11	476	356	95	104	113	25.8	19.3	5.1	5.6	6.1
Q1'12[2]	520	338	51	108	81	28.3	18.4	2.8	5.9	4.4

1 See footnotes to Table 1 for definitions and notes.
2 Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2012

Appendix

Chart 9: Gold demand in tonnes and the gold price (US$/oz)

Tonnes, US$/oz

1,800 1,600 1,400 1,200 1,000 800 600 400 200

0

Q1’09 Q3’09 Q1’10 Q3’10 Q1’11 Q3’11 Q1’12

Tonnes (Q1 darker colour)

London PM fix (US$/oz)

Source: Thomson Reuters GFMS, World Gold Council

Chart 10: Gold demand in tonnes and value (US$bn)

Tonnes

1,400

1,200

1,000

800 600 400 200

0 0

Q1’09 Q3’09 Q1’10 Q3’10 Q1’11 Q3’11 Q1’12

US$bn

80

70

60

50

40

30

20

10

Tonnes (Q1 darker colour) Value (US$bn, rhs)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 11: Gold demand by category in tonnes and the gold price (US$/oz)

Tonnes, US$/oz

1,800 1,600 1,400 1,200 1,000 800 600 400 200

0 -200

Q1’09 Q3’09 Q1’10 Q3’10 Q1’11 Q3’11 Q1’12

Jewellery

Technology

Investment

Official sector purchases

London PM fix (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 12: Jewellery demand in tonnes and value (US$bn)

Tonnes

600

500

400

300

200

100

0 0

Q1’09 Q3’09 Q1’10 Q3’10 Q1’11 Q3’11 Q1’12

US$bn

30

25

20

15

10

5

Tonnes (Q1 darker colour)

Value (US$bn, rhs)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

28_29

Chart 13: Holdings in Exchange Traded Funds (tonnes) and the gold price (US$/oz)

Tonnes

2,400 2,000 1,600 1,200 800 400

0 600

Q1’09 Q3’09 Q1’10 Q3’10 Q1’11 Q3’11 Q1’12

ETFs (ex GLD) GLD London PM fix (US$/oz, rhs)

Source: LBMA, Thomson Reuters GFMS, www.exchangetradedgold.com,

World Gold Council

US$/oz

1,800 1,600 1,400 1,200 1,000 800

Chart 14: Jewellery demand by country in tonnes (Q1’12 vs Q1'11, % change)

% change

30

20

10

0

-10

-20

-30

India China Hong Kong Taiwan Japan Indonesia South Korea Thailand Vietnam Saudi Arabia Egypt UAE Other Gulf Turkey Russia USA Italy UK

Source: Thomson Reuters GFMS, World Gold Council

Chart 15: Jewellery demand in tonnes (Q1’12 vs Q4’ 11)

Tonnes

180

160

140 120

100

80

60 40

20

0

Q4’11

Q1’12

India China Hong Kong Taiwan Japan Indonesia South Korea Thailand Vietnam Saudi Arabia Egypt UAE Other Gulf Turkey Russia USA Italy UK

Source: Thomson Reuters GFMS, World Gold Council

Chart 16: Jewellery demand by country in US$ (Q1’12 vs Q1’11, % change)

% change

60

50

40

30

20

10

0

-10

India China Hong Kong Taiwan Japan Indonesia South Korea Thailand Vietnam Saudi Arabia Egypt UAE Other Gulf Turkey Russia USA Italy UK

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2012

Chart 17: Jewellery demand by country in tonnes (4-quarter rolling total, % change)

% change

30 20 10 0 -10 -20 -30 -40

-50

India China Hong Kong Taiwan Japan Indonesia South Korea Thailand Vietnam Saudi Arabia Egypt UAE Other Gulf Turkey Russia USA Italy UK

Source: Thomson Reuters GFMS, World Gold Council

Chart 19: Total bar and coin demand by category in tonnes

Tonnes

350

300

250 200 150

100

50

0

Q1’09 Q3’09 Q1’10 Q3’10 Q1’11 Q3’11 Q1’12

Physical bar demand

Official coin

Medals/imitation coin

Source: Thomson Reuters GFMS, World Gold Council

Chart 18: Total investment demand in tonnes

Tonnes

1,000 800 600 400 200 0

-200

Q1’09 Q3’09 Q1’10 Q3’10 Q1’11 Q3’11 Q1’12

Investment

OTC Investment and stock flows

Source: Thomson Reuters GFMS, World Gold Council

Chart 20: Total bar and coin demand in tonnes (Q1’12 and Q4’11)

Tonnes

120

100

80 60 40

20

0

-20

India China Hong Kong Taiwan Japan Indonesia South Korea Thailand Vietnam Middle East Saudi Arabia Egypt Other Gulf Turkey USA Europe ex CIS France Germany Switzerland

Q4’11 Q1’12

Source: Thomson Reuters GFMS, World Gold Council

30_31

Chart 21: Total bar and coin demand in tonnes (Q1’12 and Q1’11)

Tonnes

120

100

80

60

40

20

0

-20

India China Hong Kong Taiwan Japan Indonesia South Korea Thailand Vietnam Middle East Saudi Arabia Egypt UAE Other Gulf Turkey USA Europe ex CIS France Germany Switzerland

Q1’11

Q1’12

Source: Thomson Reuters GFMS, World Gold Council

Chart 23: Technology demand by category in tonnes

Tonnes

140 120 100

80

60

40

20

0

Q1’09 Q3’09 Q1’10 Q3’10 Q1’11 Q3’11 Q1’12

Electronics Other industrial Dentistry

Source: Thomson Reuters GFMS, World Gold Council

Chart 22: European total bar and coin demand in tonnes

Tonnes

140 120 100 80 60 40 20 0

-20

Q1’09 Q3’09 Q1’10 Q3’10 Q1’11 Q3’11 Q1’12 Switzerland Germany France Other Europe

Source: Thomson Reuters GFMS, World Gold Council

Chart 24: Quarterly supply in tonnes

Tonnes

1,400

1,200

1,000

800

600

400

200

0

-200

Q1’09 Q3’09 Q1’10 Q3’10 Q1’11 Q3’11 Q1’12

Mine production Net producer hedging

Recycled gold

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | First quarter 2012

Notes and definitions

All statistics (except where specified) are in weights of fine gold “–” Not applicable or Not available

Consumer demand

The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals.

Dental

The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.

ETFs and similar products

Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, Claymore Gold Bullion ETF, Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubushi Physical Gold ETF, Credit Suisse Xmtch and Dubai Gold Securities.

Fabrication

Fabrication is the first transformation of gold bullion into a semi-finished or finished product.

Jewellery

All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. It excludes secondhand jewellery, other metals plated with gold, coins and bars used as jewellery and purchases funded by the trading in of existing jewellery.

London PM fix

Unless described otherwise, gold price values are based on the London PM fix.

Mine production

Formal and informal output.

Net producer hedging

The change in the physical market impact of mining companies’ gold loans, forwards and options positions.

Official sector purchases

Gross purchase less gross sales by central banks and other official institutions. Swaps and the effects of delta hedging are excluded.

OTC investment and stock flows

Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market, with an additional contribution occasionally from changes to fabrication inventories.

Physical bar demand

Global investment in physical gold in bar form.

Recycled gold (previously gold scrap)

Gold sourced from old fabricated products which has been recovered and refined back into bars.

Technology

This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery.

Tonne

1,000 kg or 32,151 troy oz of fine gold.

Total bar and coin demand

This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second-hand coins and is measured as net purchases.

Total investment

Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows.

Revisions to data

All data may be subject to revision in the light of new information.

Historical data

Data covering a longer time period will be available on Bloomberg after initial publication of this report; alternatively, contact Thomson Reuters GFMS Ltd (+44 20 7369 7015; emma.hastings@thomsonreuters.com).

32_33

Sources, copyright and disclaimers

© 2012 World Gold Council. Where expressly identified as such, the gold supply and demand statistics contained in this report were compiled by Thomson Reuters GFMS. Thomson Reuters GFMS retains all rights in such statistics © 2012.

All rights reserved. Save for the following, no organisation or individual is permitted to reproduce, distribute or otherwise use the statistics relating to gold supply and demand in this report without the written agreement of the copyright owners. The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary), subject to the two pre-conditions that follow. The first pre-condition is that only limited data extracts be used. The second precondition is that all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of Thomson Reuters GFMS, as their source. Brief extracts from the commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it.

Whilst every effort has been made to ensure the accuracy of the information in this document, neither World Gold Council nor Thomson Reuters GFMS can guarantee such accuracy. Furthermore, the material contained herewith has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient or organisation. It is published solely for informational purposes. It does not purport to make any recommendations and is not to be construed as a solicitation or an offer to buy or sell gold, any gold-related products, commodities, securities or related financial instruments.

No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. The World Gold Council and Thomson Reuters GFMS do not accept responsibility for any losses or damages arising directly, or indirectly, from the use of this document.

This report contains forward-looking statements. The use of the words “believes,” “expects,” “may,” or “suggests,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council based on statistics compiled by Thomson Reuters GFMS. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved. We caution you not to place undue reliance on our forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.

Gold Demand Trends | First quarter 2012

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Published: May 2012

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